OCLARO, INC.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
The following table sets forth our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends on a historical basis for the periods indicated. The ratios are calculated by dividing earnings by the fixed charges and combined fixed charges and preferred stock dividends.

	Fiscal Year ended					Nine
						Months
						Ended
	July 2,	June 30,	June 29,	June 28,	June 27,	March 26,
	2011	2012	2013	2014	2015	2016
	(Thousands, except ratios)
Income (loss) from continuing operations before income taxes	$(44,779)	$(59,519)	$(120,269)	$(111,490)	$(47,906)	$(904)
Fixed charges:
Interest expense	2,011	1,121	3,271	9,228	2,051	3,726
Estimate of interest within rental expense	430	455	630	430	475	301
Total fixed charges	2,441	1,576	3,901	9,658	2,526	4,027

Income (loss) as defined for ratio to fixed charges	$(42,338)	$(57,943)	$(116,368)	$(101,832)	$(45,380)	$3,123

Ratio of earnings to fixed charges	(2)	(2)	(2)	(2)	(2)	(3)
Ratio of earnings to combined fixed charges and preferred stock dividends	(1)	(1)	(1)	(1)	(1)	(1)
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(1)
We have not issued any preferred stock as of the date of this prospectus. Therefore, there were no preferred stock dividends included in our calculation of ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated above. Accordingly, for these periods, our ratio of earnings to fixed charges equals our ratio of earnings to combined fixed charges and preferred stock dividends.

(2)
For the years ended July 2, 2011, June 30, 2012, June 29, 2013, June 28, 2014 and June 27, 2015, the ratio was less than 1:1. Additional earnings of $44.8 million, $59.5 million, $120.3 million, $111.5 million and $47.9 million, respectively, would have been needed to achieve coverage of 1:1 for the applicable years.

(3)	For the nine months ended March 26, 2016, the ratio was less than 1:1. Additional earnings of $0.9 million would have been needed to achieve coverage of 1:1 for the nine months ended March 26, 2016.

For purposes of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before equity in (earnings) loss from unconsolidated affiliates plus fixed charges, amortization of capitalized interest and distributions from equity investees less capitalized interest. Fixed charges consist of interest expensed and capitalized and the estimated interest component of rent expense.